Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material Notice dated August 14, 2008 regarding agreement to acquire Texaco-branded fuels marketing business in Brazil

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.
PUBLICLY LISTED COMPANY
CNPJ nº 33.256.439/0001- 39

MATERIAL NOTICE

ULTRAPAR ENTERS AGREEMENT TO ACQUIRE TEXACO-BRANDED FUELS MARKETING BUSINESS IN BRAZIL AND REACHES NATIONWIDE COVERAGE IN THE SECTOR

São Paulo, Brazil, August 14, 2008 – Ultrapar Participações S.A. (“Ultrapar”) hereby announces that, through its subsidiary Sociedade Brasileira de Participações Ltda., it has signed in this date a sale and purchase agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (jointly “Chevron”) for the acquisition of 100% of the shares of Chevron Brasil Ltda. and Sociedade Anônima de Óleo Galena Signal, subsidiaries of Chevron, which hold the Texaco-branded fuels marketing business in Brazil (“Texaco”). The enterprise value of the acquisition is R$ 1,161 million, subject to working capital and net debt adjustments on the closing date. Ultrapar will use its existing cash resources to fund this acquisition.

Texaco markets fuels in the entire Brazilian territory, except for the state of Roraima, through a network of approximately 2 thousand services stations and directly to large clients, supported by a logistics infrastructure with 48 distribution terminals. In 2007 Texaco sold 6.7 million cubic meters of diesel, gasoline, ethanol and natural gas for vehicles, an 8% increase on 2006, representing a 9% market share in Brazil. In the Central West, Northeast, and North regions, areas where Ultrapar will start to operate through this acquisition, Texaco is the second largest company with a 9% market share in 2007. In 2007 Texaco’s revenues were R$ 11.9 billion and EBITDA was R$ 121 million. In the first four months of 2008 Texaco’s annualized EBITDA reached R$ 147 million.

In 2007 Ultrapar expanded its operations in fuels distribution through the acquisition of Companhia Brasileira de Petróleo Ipiranga and Distribuidora de Produtos de Petróleo Ipiranga S.A. (jointly “Ipiranga”). Since then, Ultrapar implemented a set of initiatives in Ipiranga aiming at aligning interests and simplifying the shareholding and corporate structures, enabling higher operational and administrative efficiency, strengthened investment capacity and enlarged business perspective. The acquisition of Texaco means the company’s expansion to the Central West, Northeast and North regions of Brazil and a 60% increase in its operational scale, resulting in benefits to the company, resellers, clients, consumers and the communities in which it operates.

The combination with Texaco will create a nationwide fuels marketing business, with a network of more than 5 thousand service stations and a 23% market share, allowing an improved positioning to capture the growth of the market and stronger competitiveness through the larger operational scale. The addition of Texaco should allow, for example, better utilization of the distribution terminals, improved efficiency and competitiveness in sales processes, dilution of advertising, marketing and new products development expenses, and gains from economies of scale in administrative functions. Additionally, Texaco’s acquisition leads to Ultrapar’s geographical expansion in the sector, allowing the company to reach regions with consumption growth above the national average, and brings new commercial opportunities arising from the national coverage. Through these elements, Ultrapar has the objective of generating profitability in the combined business at least at the current levels of Ipiranga.

To ensure a gradual and organized transition process of brand names, the transaction terms include the license use of Texaco brand names family, already considered in the acquisition value, for up to 3 years in the South and Southeast regions and up to 5 years in Central West, Northeast and North regions of Brazil. Closing will occur after the fulfillment of certain customary conditions precedent and the segregation of the lubricant and oil exploration activities, which currently form part of Chevron Brasil Ltda, to other Chevron’s legal entities. Such procedures are expected to take place until early 2009, and the continuity and management of the business will occur based on parameters already agreed between Chevron and Ultrapar.

The transaction will be regularly presented to the competent regulatory and anti-trust authorities and will be submitted to Ultrapar shareholders meeting according to article 256 of Brazilian law 6,604/76.

Additional information about Texaco acquisition is available at Ultrapar’s website (www.ultra.com.br).

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 14, 2008

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Material Notice - Texaco)